Product Prospectus Supplement No. EQUITY INDICES SUN-1 (To Prospectus dated December 1, 2014 and Prospectus Supplement dated December 1, 2014) December 7, 2015	Filed Pursuant to Rule 424(b)(5) Registration No. 333-200089

Market-Linked Step Up Notes Linked to One or More Equity Indices

•	Market-Linked Step Up Notes (the “notes”) are unsecured senior debt securities issued by The Bank of Nova Scotia (the “Bank”). Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of the Bank.
•	The notes do not guarantee the return of principal at maturity, and we will not pay interest on the notes. Instead, the return on the notes will be based on the performance of an underlying “Market Measure,” which will be an equity index or a basket of equity indices.
•	The notes provide an opportunity to receive the greater of a fixed return or a return based on the positive performance of the Market Measure. However, you will be exposed to any negative performance of the Market Measure below the Threshold Value (as defined below) on a 1-to-1 basis. If specified in the applicable term sheet, your notes may be subject to an automatic call, which will limit your return to a fixed amount if the notes are called.
•	If the value of the Market Measure does not change or increases from its Starting Value to its Ending Value up to and including the Step Up Value (each as defined below), you will receive at maturity a cash payment per unit (the “Redemption Amount”) that equals the principal amount plus the Step Up Payment (as defined below). If the Ending Value is greater than the Step Up Value, you will receive a return on the notes equal to the percentage increase in the value of the Market Measure from the Starting Value to the Ending Value or, if applicable, a multiple of that percentage.
•	If the value of the Market Measure decreases from its Starting Value to its Ending Value but not below the Threshold Value, then the Redemption Amount will equal the principal amount. However, if the Ending Value is less than the Threshold Value, you will be subject to 1-to-1 downside exposure to the decrease of the Market Measure below the Threshold Value. In such a case, you may lose all or a significant portion of the principal amount of your notes.
•	If specified in the applicable term sheet, your notes may be subject to an automatic call. In that case, the notes will be automatically called if the Observation Level on any Observation Date is greater than or equal to the Call Level (each as defined below). If called, you will receive a cash payment per unit (the “Call Amount”) that equals the principal amount plus the applicable Call Premium (as defined below).
•	This product prospectus supplement describes the general terms of the notes, the risk factors to consider before investing, the general manner in which they may be offered and sold, and other relevant information.
•	For each offering of the notes, we will provide you with a pricing supplement (which we refer to as a “term sheet”) that will describe the specific terms of that offering, including the specific Market Measure, the Step Up Value, the Step Up Payment, the Threshold Value, and certain related risk factors, and if the notes are subject to an automatic call, the Call Level, the Call Amount and the Call Premium for each Observation Date. The term sheet will identify, if applicable, any additions or changes to the terms specified in this product prospectus supplement.
•	The notes will be issued in denominations of whole units. Unless otherwise set forth in the applicable term sheet, each unit will have a principal amount of $10. The term sheet may also set forth a minimum number of units that you must purchase.
•	Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange or quotation system.
•	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and one or more of its affiliates may act as our agents to offer the notes and will act in a principal capacity in such role.

The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency of the United States, Canada, or any other jurisdiction. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-7 of this product prospectus supplement, page S-2 of the accompanying prospectus supplement, and page 6 of the accompanying prospectus. You may lose all or a significant portion of your investment in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this product prospectus supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

TABLE OF CONTENTS

SUMMARY

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this product prospectus supplement, the prospectus supplement, and the prospectus, as well as the applicable term sheet. Neither we nor MLPF&S have authorized any other person to provide you with any information different from the information set forth in these documents. If anyone provides you with different or inconsistent information about the notes, you should not rely on it.

Key Terms:

General:

The notes are senior unsecured debt securities issued by the Bank, are not guaranteed or insured by the Canada Deposit Insurance Corporation or the FDIC, and are not, either directly or indirectly, an obligation of any third party. They rank equally with all of our other unsecured senior debt from time to time outstanding. Any payments due on the notes, including any repayment of principal, are subject to our credit risk.

The return on the notes will be based on the performance of a Market Measure and there is no guaranteed return of principal at maturity. Therefore, you may lose all or a significant portion of your investment if the notes are not automatically called prior to maturity, if applicable, and the value of the Market Measure decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

Each issue of the notes will mature on the date set forth in the applicable term sheet, unless if applicable, the notes are automatically called on an earlier date. You should be aware that if the automatic call feature applies to your notes, it may shorten the term of an investment in the notes, and you must be willing to accept that your notes may be called prior to maturity.

You will not receive any interest payments.

Market Measure:

The Market Measure may consist of one or more of the following:

•         U.S. broad-based equity indices;

•         U.S. sector or style-based equity indices;

•         non-U.S. or global equity indices; or

•         any combination of the above.

The Market Measure may consist of a group, or “Basket,” of the foregoing. We refer to each equity index included in any Basket as a “Basket Component.” If the Market Measure to which your notes are linked is a Basket, the Basket Components will be set forth in the applicable term sheet.

Market Measure Performance:

The performance of the Market Measure will be measured according to the percentage change of the Market Measure from its Starting Value to its Ending Value or, if applicable, its Observation Level.

Unless otherwise specified in the applicable term sheet:

The “Starting Value” will be the closing level of the Market Measure on the date when the notes are priced for initial sale to the public (the “pricing date”).

If the Market Measure consists of a Basket, the Starting Value will be equal to 100. See “Description of the Notes—Basket Market Measures.”

The “Threshold Value” will be a value of the Market Measure that equals a specified percentage (100% or less) of the Starting Value. The Threshold Value will be determined on the pricing date and set forth in the term sheet. If the Threshold Value is equal to 100% of the Starting Value, you will be exposed to any decrease in the value of the Market Measure from the Starting Value to the Ending Value on a 1-to-1 basis, and you may lose all of your investment in the notes.

The “Ending Value” will equal the closing level of the Market Measure on the calculation day (as defined below).

If the applicable term sheet specifies that the notes will be subject to an automatic call:

The “Call Level” will be a value of the Market Measure that equals a specified percentage of the Starting Value.

The “Observation Level” will equal the closing level of the Market Measure on the applicable Observation Date. The “Observation Dates” will be set forth in the applicable term sheet, subject to postponement in the event of Market Disruption Events (as defined below). The final Observation Date will be prior to the calculation day. See “Description of the Notes—Automatic Call.”

If the Market Measure consists of a Basket, the Ending Value will be the value of the Basket on the calculation day, and if applicable, each Observation Level will be the value of the Basket on the applicable Observation Date, determined as described in “Description of the Notes—Basket Market Measures—Observation Level or Ending Value of the Basket.”

If a Market Disruption Event occurs and is continuing on the calculation day or an Observation Date, if applicable, or if certain other events occur, the calculation agent will determine the Ending Value or Observation Level as set forth in the section “Description of the Notes—Automatic Call,” “—The Starting Value, the Observation Level and the Ending Value—Ending Value,” and “—Basket Market Measures—Observation Level or Ending Value of the Basket.”

Step Up Value:	A value of the Market Measure that is a specified percentage (over 100%) of the Starting Value, as set forth in the applicable term sheet.
Step Up Payment:	A dollar amount that will be equal to a percentage of the principal amount. This percentage will equal the percentage by which the Step Up Value is greater than the Starting Value. The Step Up Payment will be determined on the pricing date and set forth in the applicable term sheet.
Redemption Amount at Maturity:

Unless the notes are subject to an automatic call and are automatically called prior to the maturity date, at maturity, you will receive a Redemption Amount that is greater than the principal amount if the value of the Market Measure does not change or increases from the Starting Value to the Ending Value. If the value of the Market Measure decreases from the Starting Value to the Ending Value but not below the Threshold Value, you will receive a Redemption Amount equal to the principal amount. If the Ending Value is less than the Threshold Value, you will be subject to

1-to-1 downside exposure to the decrease in the value of the Market Measure below the Threshold Value, and will receive a Redemption Amount that is less than the principal amount and, if the Threshold Value is equal to 100% of the Starting Value, could be zero.

Any payments due on the notes, including any repayment of principal, are subject to our credit risk as issuer of the notes.

The Redemption Amount, denominated in U.S. dollars, will be calculated as follows:

If specified in the term sheet, your notes may provide at maturity a leveraged return if the Ending Value is greater than the Step Up Value. In this case, a Participation Rate (as defined below) will be specified in the term sheet.

Participation Rate:	The Participation Rate, if applicable, will be set forth in the applicable term sheet and is the rate at which investors participate in any increase in the value of the Market Measure if the Ending Value is greater than the Step Up Value.
Automatic Call Prior to Maturity:	If specified in the applicable term sheet, your notes may be subject to an automatic call. In that case, the notes will be automatically called on an Observation Date if the Observation Level of the Market Measure on that Observation Date is greater than or equal to the Call Level. If not called, see “Redemption Amount at Maturity” above.
Call Amount:	If your notes are subject to an automatic call and are called on an Observation Date, you will receive the Call Amount applicable to that Observation Date. The Call Amount will be equal to the principal amount per unit plus the applicable “Call Premium.” Each Call Premium will be a percentage of the principal amount and will be set forth in the applicable term sheet. The Call Amount, if payable, will be payable on the applicable “Call Settlement Date” set forth in the applicable term sheet.
Principal at Risk:	You may lose all or a significant portion of the principal amount of the notes. Further, if you sell your notes prior to maturity, you may find that the market value per note is less than the price that you paid for the notes.
Calculation	The calculation agent will make all determinations associated with the notes. Unless

Agent:	otherwise set forth in the applicable term sheet, we will appoint MLPF&S or one of its affiliates to act as calculation agent for the notes. See the section entitled “Description of the Notes—Role of the Calculation Agent.”
Agents:	MLPF&S and one or more of its affiliates will act as our agents in connection with each offering of the notes and will receive an underwriting discount based on the number of units of the notes sold. None of the agents is your fiduciary or advisor solely as a result of the making of any offering of the notes, and you should not rely upon this product prospectus supplement, the term sheet, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase the notes.
Listing:	Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange or quotation system.

This product prospectus supplement relates only to the notes and does not relate to any equity index that composes the Market Measure described in any term sheet. You should read carefully the entire prospectus, prospectus supplement, and product prospectus supplement, together with the applicable term sheet, to understand fully the terms of your notes, as well as the tax and other considerations important to you in making a decision about whether to invest in any notes. In particular, you should review carefully the sections in this product prospectus supplement and the accompanying prospectus supplement and prospectus entitled “Risk Factors,” which highlight a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this product prospectus supplement is inconsistent with the prospectus or prospectus supplement, this product prospectus supplement will supersede those documents. However, if information in any term sheet is inconsistent with this product prospectus supplement, that term sheet will supersede this product prospectus supplement. For example, we may offer notes in which the Step Up Payment will be paid if the Ending Value equals or exceeds the Threshold Value. You should carefully review the applicable term sheet to understand the specific terms of your notes.

Neither we nor any agent is making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted.

Certain capitalized terms used and not defined in this product prospectus supplement have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this product prospectus supplement to “we,” “us,” “our,” or similar references are to the Bank.

You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any notes.

RISK FACTORS

Your investment in the notes is subject to investment risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks, including those discussed below, in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about the material terms of the notes or investments in equity or equity-based securities in general.

General Risks Relating to the Notes

Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the notes at maturity. The return on the notes will be based on the performance of the Market Measure and therefore, you may lose all or a significant portion of your investment if the notes are not automatically called, if applicable, and if the value of the Market Measure decreases from the Starting Value to an Ending Value that is less than the Threshold Value. The historical values of the Market Measure or its components are not indicative of their future performance or the performance of your notes.

Your return on the notes may be less than the yield on a conventional fixed or floating rate debt security of comparable maturity. There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Your investment return may be less than a comparable investment directly in the Market Measure. Unless otherwise set forth in the applicable term sheet, the value of the Market Measure will not reflect the value of dividends paid, or distributions made, on the securities included in the Market Measure or any other rights associated with those securities. Thus, any return on the notes will not reflect the return you would realize if you actually owned the securities underlying the Market Measure.

Additionally, the Market Measure may consist of one or more equity indices that include components traded in a non-U.S. currency. If the value of that currency strengthens against the U.S. dollar during the term of your notes, you may not obtain the benefit of that increase, which you would have received if you had owned the securities included in the index or indices.

If the notes are subject to an automatic call and are called prior to maturity, your investment return will be limited to the return represented by the Call Premium. If the notes are subject to an automatic call, and if the Observation Level of the Market Measure on an Observation Date is greater than or equal to the specified Call Level, we will automatically call the notes. If the notes are automatically called, your return will be limited to the applicable Call Premium, regardless of the extent of the increase in the value of the Market Measure.

Reinvestment Risk. If the notes are subject to an automatic call and are automatically called prior to maturity, the term of the notes will be short. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to maturity.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities, and are not, either directly or indirectly, an obligation of any third party. As a result, your receipt of any payment on the notes is dependent upon our ability to repay our obligations on the applicable payment date, regardless of whether the Market Measure increases from the Starting Value to the Ending Value, or the Observation Level, if applicable. No assurance can be given as to what our financial condition will be on the applicable payment date. If we become unable to meet our financial obligations as they become due, you may not receive the amount payable under the terms of the notes.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in the spread between the yield on our securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the value of the Market Measure, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

The notes may be subject to write-off, write-down or conversion under current and proposed Canadian resolution powers. The Canada Deposit Insurance Corporation, Canada’s resolution authority, was granted additional powers in 2009 to transfer certain assets and liabilities of a bank to a newly created “bridge bank” for such consideration as it determines in the event of a bank getting into distress, presumably to facilitate a sale of the bank to another financial institution as a going concern. Upon exercise of such power, any remaining assets and liabilities would remain with the “bad bank” which would then be wound up. In this scenario, any liabilities of the Bank, such as the notes, that remain with the “bad bank” would be effectively written off or subject to only partial repayment in the ensuing winding-up.

On August 1, 2014, the Canadian Department of Finance issued for comment the “Taxpayer Protection and Bank Recapitalization Regime: Consultation Paper” which outlines a proposed bail-in regime applicable to Canada’s domestic systemically important banks (“D-SIBs”), which include the Bank, in line with key international standards such as the Financial Stability Board’s “Key Attributes of Effective Resolution Regimes for Financial Institutions”. This consultation paper follows a previous announcement made in Canada’s federal budget released on March 21, 2013. Under the proposed regime, the Government of Canada would be granted two significant conversion powers (the “Bail-In Conversion Powers”) with respect to D-SIBs’ outstanding capital and debt: (i) first, the Government would be granted the power to permanently convert “eligible liabilities” of the D-SIB (“eligible liabilities” consisting solely of long term senior debt, which is senior unsecured debt that is tradable and transferable with an original term of over 400 days) into common equity, and (ii) the Government would be granted the power to permanently cancel existing shares of the D-SIB. Each of those powers would only be exercisable if two preconditions were met: (a) the Office of the Superintendent of Financial Institutions would need to have determined that the D-SIB has ceased or is about to cease being viable and (b) the full conversion of the D-SIB’s outstanding nonviable contingent capital instruments (such as the notes), following the occurrence of a Trigger Event (as that term is defined in the Office of the Superintendent of Financial Institutions Canada Guideline for Capital Adequacy Requirements, Chapter 2 – Definition of Capital, dated December 2014, as such term may be amended or superseded from time to time) would need to have occurred. The Bail-In Conversion Powers would apply only to “eligible liabilities” issued after the implementation of the proposed regime with no retroactive application to existing debt.

In the federal budget plan released on April 21, 2015, the GOC confirmed its intention to move forward with the Taxpayer Protection and Bank Recapitalization Regime, although no firm timetable was provided. If this proposed regime is implemented as currently proposed, any notes issued after such implementation that fall within the scope of eligible liabilities would be subject to the conversion powers described above and holders of such notes may receive common shares of the Bank in exchange for their notes in the event that the Bank ceases or is about to cease being viable. The implementation of the proposed bail-in regime could adversely affect the Bank’s cost of funding and the value of the notes. However, the proposed regime has not yet been finalized and is subject to change.

Our initial estimated value of the notes will be lower than the public offering price of the notes. Our initial estimated value of the notes is only an estimate. The public offering price of the notes will exceed our initial estimated value because it includes costs associated with selling and structuring the notes, as well as hedging our obligations under the notes with a third party, which may include MLPF&S or one of its affiliates. These costs include the underwriting discount and an expected hedging related charge.

Our initial estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value of the notes is determined by reference to our internal pricing models when the terms of the notes are set. These pricing models consider certain factors, such as our internal funding rate (which is the rate we would pay to borrow funds through the issuance of market-linked notes, such as the notes) on the pricing date, the expected term of the notes, market conditions and other relevant factors existing at that time, and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are different from our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any of our assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, the performance of the Market Measure, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways. Our initial estimated value does not represent a minimum price at which we or any agents would be willing to buy your notes in any secondary market (if any exists) at any time.

Our initial estimated value is not determined by reference to credit spreads or the borrowing rate we would pay for our conventional fixed-rate debt securities. The internal funding rate used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. If we were to use the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for the notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and the price at which you may be able to sell the notes in any secondary market.

We cannot assure you that there will be a trading market for your notes. If a secondary market exists, we cannot predict how the notes will trade, or whether that market will be liquid or illiquid. The development of a trading market for the notes will depend on various factors, including our financial performance and changes in the value of the Market Measure. The number of potential buyers of your notes in any secondary market may be limited. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

We anticipate that one or more of the agents will act as a market-maker for the notes, but none of them is required to do so and may cease to do so at any time. Any price at which an agent may bid for, offer, purchase, or sell any of the notes may be higher or lower than the applicable public offering price, and that price may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or transactions may adversely affect the prices, if any, at which those notes might otherwise trade in the market. In addition, if at any time any agent were to cease acting as a market-maker for any issue of the notes, it is likely that there would be significantly less liquidity in that secondary market. In such a case, the price at which those notes could be sold likely would be lower than if an active market existed.

Unless otherwise stated in the term sheet, we will not list the notes on any securities exchange. Even if an application were made to list your notes, we cannot assure you that the application will be approved or that your notes will be listed and, if listed, that they will remain listed for their entire term. The listing of the notes on any securities exchange will not necessarily ensure that a trading market will develop, and if a trading market does develop, that there will be liquidity in the trading market.

Payment on the notes will not reflect changes in the value of the Market Measure other than on the calculation day or the Observation Dates, if applicable. Changes in the value of the Market Measure during the term of the notes other than on the calculation day, or the Observation Dates, if applicable, will not be reflected in the calculation of the Redemption Amount or the determination of whether the notes will be automatically called, if applicable. To make that calculation or determination, the calculation agent will refer only to the value of the Market Measure on the calculation day, or the Observation Dates, if applicable. No other values of the Market Measure will be taken into account. As a result, even if the value of the Market Measure has increased at certain times during the term of the notes, your notes will not be called if the Observation Level on each Observation Date is less than the Call Level, if applicable, and you will receive a Redemption Amount that is less than the principal amount if the Ending Value is less than the Threshold Value.

If your notes are linked to a Basket, changes in the levels of one or more of the Basket Components may be offset by changes in the levels of one or more of the other Basket Components. The Market Measure of your notes may be a Basket. In such a case, changes in the levels of one or more of the Basket Components may not correlate with changes in the levels of one or more of the other Basket Components. The levels of one or more Basket Components may increase, while the levels of one or more of the other Basket Components may decrease or not increase as much. Therefore, in calculating the value of the Market Measure at any time, increases in the level of one Basket Component may be moderated or wholly offset by decreases or lesser increases in the levels of one or more of the other Basket Components. If the weightings of the applicable Basket Components are not equal, adverse changes in the levels of the Basket Components which are more heavily weighted would have a greater impact upon the return on your notes.

The respective publishers of the applicable indices may adjust those indices in a way that affects their levels, and these publishers have no obligation to consider your interests. Unless otherwise specified in the term sheet, we have no affiliation with any publisher of an index to which your notes are linked (each, an “Index Publisher”). Consequently, we have no control of the actions of any Index Publisher. The Index Publisher can add, delete, or substitute the components included in that index or make other methodological changes that could change its level. A new security included in an index may perform significantly better or worse than the replaced security, and the performance will impact the level of the applicable index. Additionally, an Index Publisher may alter, discontinue, or suspend calculation or dissemination of an index. Any of these actions could adversely affect the value of your notes. The Index Publishers will have no obligation to consider your interests in calculating or revising any index.

Exchange rate movements may impact the value of the notes. If any security included in a Market Measure is traded in a currency other than U.S. dollars and, for purposes of the applicable index, is converted into U.S. dollars, then the value of the Market Measure may depend in part on the relevant exchange rates. If the value of the U.S. dollar strengthens against the currencies of that index, the level of the applicable index may be adversely affected and the payment on the notes may be reduced. Exchange rate movements may be particularly impacted by existing and expected rates of inflation and interest rate levels, the balance of payments, and the extent of governmental surpluses or deficits in the countries relevant to the applicable index and the United States. All of these factors are in turn sensitive to the monetary, fiscal, and trade policies pursued by the governments of those countries and the United States and other countries important to international trade and finance.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The limited protection, if any, against the risk of losses provided by the Threshold Value will only apply if you hold the notes to maturity. You have no right to have your notes redeemed at your option prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. The impact of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe a specific factor’s expected impact on the market value of the notes, assuming all other conditions remain constant.

•	Value of the Market Measure. We anticipate that the market value of the notes prior to maturity generally will depend to a significant extent on the value of the Market Measure. In general, it is expected that the market value of the notes will decrease as the value of the Market Measure decreases, and increase as the value of the Market Measure increases. However, as the value of the Market Measure increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate. If you sell your notes when the value of the Market Measure is less than, or not sufficiently above, the Starting Value, then you may receive less than the principal amount of your notes.

In addition, if the notes are subject to an automatic call, because the amount payable on the notes upon an automatic call will not exceed the applicable Call Amount, we do not expect that the notes will trade in any secondary market prior to any Observation Date at a price that is greater than the applicable Call Amount.

•	Volatility of the Market Measure. Volatility is the term used to describe the size and frequency of market fluctuations. Increases or decreases in the volatility of the Market Measure may have an adverse impact on the market value of the notes. Even if the value of the Market Measure increases after the applicable pricing date, if you are able to sell your notes before their maturity date, you may receive substantially less than the amount that would be payable upon an automatic call, if applicable, or at maturity based on that value because of the anticipation that the value of the Market Measure will continue to fluctuate until the notes are automatically called, if applicable, or the calculation day.
•	Economic and Other Conditions Generally. The general economic conditions of the capital markets in the United States, as well as geopolitical conditions and other financial, political, regulatory, and judicial events and related uncertainties that affect stock markets generally, may adversely affect the value of the Market Measure and the market value of the notes. If the Market Measure includes one or more indices that have returns that are calculated based upon securities prices in one or more non-U.S. markets (a “non-U.S. Market Measure”), the value of your notes may also be adversely affected by similar events in the markets of the relevant foreign countries.

•	Interest Rates. We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. In general, we expect that the longer the amount of time that remains until maturity, the more significant the impact of these changes will be on the value of the notes. In the case of non-U.S. Market Measures, the level of interest rates in the relevant foreign countries may also affect their economies and in turn the value of the non-U.S. Market Measure, and, thus, the market value of the notes may be adversely affected.
•	Dividend Yields. In general, if the cumulative dividend yields on the securities included in the Market Measure increase, we anticipate that the market value of the notes will decrease; conversely, if those dividend yields decrease, we anticipate that the market value of your notes will increase.
•	Exchange Rate Movements and Volatility. If the Market Measure of your notes includes any non-U.S. Market Measures, changes in, and the volatility of, the exchange rates between the U.S. dollar and the relevant non-U.S. currency or currencies could have a negative impact on the value of your notes, and the payment on the notes may depend in part on the relevant exchange rates. In addition, the correlation between the relevant exchange rate and any applicable non-U.S. Market Measure reflects the extent to which a percentage change in that exchange rate corresponds to a percentage change in the applicable non-U.S. Market Measure, and changes in these correlations may have a negative impact on the value of your notes.
•	Our Financial Condition and Creditworthiness. Our perceived creditworthiness, including any increases in our credit spreads and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.
•	Time to Maturity or, if Applicable, the Next Observation Date. There may be a disparity between the market value of the notes prior to maturity, or if applicable, prior to an Observation Date, and their value at maturity or as of the next Observation Date, if applicable. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the value of the Market Measure during the term of the notes. As the time to maturity, or if applicable, the next Observation Date, decreases, this disparity may decrease, such that the value of the notes will approach the expected Redemption Amount to be paid at maturity, or if applicable, the Call Amount to be paid at the next Call Settlement Date.

Trading and hedging activities by us, the agents, and our respective affiliates may affect your return on the notes and their market value. We, the agents, and our respective affiliates may buy or sell the securities included in the Market Measure, or futures or options contracts on the Market Measure or its component securities. We may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could adversely affect the value of these securities and, in turn, the value of a Market Measure in a manner that could be adverse to your investment in the notes. On or before the applicable pricing date, any purchases or sales by us, the agents, and our respective affiliates, or others on our or their behalf may increase the value of a Market Measure or its component securities. Consequently, the values of that Market Measure or the securities included in that Market Measure may decrease subsequent to the pricing date of an issue of the notes, adversely affecting the market value of the notes.

We, the agents, or one or more of our respective affiliates may also engage in hedging activities that could increase the value of the Market Measure on the applicable pricing date. In addition, these activities may decrease the market value of your notes prior to maturity, including on the calculation day, or if applicable, on each Observation Date, and may reduce the payment on the notes. We, the agents, or one or more of our respective affiliates may purchase or otherwise acquire a long or short position in the notes, and may hold or resell the notes. For example, the agents may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the value of the Market Measure, the market value of your notes prior to maturity, or the payment on the notes.

Our trading, hedging and other business activities, and those of the agents, may create conflicts of interest with you. We, the agents, or one or more of our respective affiliates may engage in trading activities related to the Market Measure and to securities included in the Market Measure that are not for your account or on your behalf. We, the agents, or one or more of our respective affiliates also may issue or underwrite other financial instruments with returns based upon the applicable Market Measure. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the agents and our respective affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the value of the Market Measure or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We, the agents, and our respective affiliates expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the agents, or our respective affiliates also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner related to that of a particular issue of the notes. We may enter into such hedging arrangements with one or more of our subsidiaries or affiliates, or with one or more of the agents or their affiliates. Such a party may enter into additional hedging transactions with other parties relating to the notes and the applicable Market Measure. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss. We, the agents, and our respective affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agents, and our respective affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. We expect to appoint MLPF&S or one of its affiliates as the calculation agent for the notes and, as such, it will determine the Starting Value, the Step Up Value, the Threshold Value, the Ending Value, the Redemption Amount, and if applicable, each Observation Level and whether the notes will be automatically called. As the calculation agent, MLPF&S or one of its affiliates will have discretion in making various determinations that affect your notes, such as when a Market Disruption Event occurs or an index is discontinued. The exercise of this discretion by the calculation agent could adversely affect the value of your notes and may present the calculation agent with a conflict of interest of the kind described under “—Trading and hedging activities by us, the agents, and our respective affiliates may affect your return on the notes and their market value” and “—Our trading, hedging and other business activities, and those of the agents, may create conflicts of interest with you” above.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you may be required to treat the notes as pre-paid cash settled derivative contracts, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences—U.S. Holders.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Any conclusion that no portion of the interest paid or credited or deemed to be paid or credited on a note will be “Participating Debt Interest” (as defined below) subject to Canadian withholding tax is based in part on the current published administrative position of the Canada Revenue Agency (the “CRA”). There cannot be any assurance that CRA’s current published administrative practice will not be subject to change, including potential expansion in the current administrative interpretation of Participating Debt Interest subject to Canadian withholding tax. If, at any time, the interest paid or credited or deemed to be paid or credited on a note is subject to Canadian withholding tax, you will receive an amount that is less than the Redemption Amount. You should consult your own adviser as to the potential for such withholding and the potential for reduction or refund of part or all of such withholding, including under any bilateral Canadian tax treaty the benefits of which you may be entitled.

Risks Relating to the Market Measures

You must rely on your own evaluation of the merits of an investment linked to the applicable Market Measure. In the ordinary course of business, we, the agents, and our respective affiliates may have expressed views on expected movements in a Market Measure or the securities included in the Market Measure, and may do so in the future. These views or reports may be communicated to our clients and clients of these entities. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to a Market Measure may at any time have significantly different views from our views and the views of these entities. For these reasons, you are encouraged to derive information concerning a Market Measure and its component securities from multiple sources, and you should not rely on our views or the views expressed by these entities.

You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Market Measure, and you will not be entitled to dividends or other distributions by the issuers of these securities. The notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the notes will not make you a holder of any of the securities represented by the Market Measure. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to those securities. As a result, the return on your notes may not reflect the return you would realize if you actually owned those securities and received the dividends paid or other distributions made in connection with them.

Additionally, the levels of certain indices reflect only the prices of the securities included in that index and do not take into consideration the value of dividends paid on those securities. Your notes will be paid in cash and you have no right to receive any of these securities.

If the Market Measure to which your notes are linked includes equity securities traded on foreign exchanges, your return may be affected by factors affecting international securities markets. The value of securities traded outside of the U.S. may be adversely affected by a variety of factors relating to the relevant securities markets. Factors which could affect those markets, and therefore the return on your notes, include:

•	Market Liquidity and Volatility. The relevant foreign securities markets may be less liquid and/or more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets.
•	Political, Economic, and Other Factors. The prices and performance of securities of companies in foreign countries may be affected by political, economic, financial, and social factors in those regions. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant foreign markets may affect prices and the volume of trading in those markets. In addition, recent or future changes in government, economic, and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws, or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the relevant securities markets. The relevant foreign economies may differ from the U.S. economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources, and self-sufficiency.

In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal, and many emerging markets suffer from underdevelopment of capital markets and tax systems. In addition, in some of these nations, issuers of the relevant securities face the threat of expropriation of their assets, and/or nationalization of their businesses. The economic and financial data about some of these countries may be unreliable.

•	Publicly Available Information. There is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the SEC. In addition, accounting, auditing, and financial reporting standards and requirements in foreign countries differ from those applicable to U.S. reporting companies.

Unless otherwise set forth in the applicable term sheet, we and the agents do not control any company included in any Market Measure and have not verified any disclosure made by any other company. We, the agents, or our respective affiliates currently, or in the future may, engage in business with companies included in a Market Measure, and we, the agents, or our respective affiliates may from time to time own securities of companies included in a Market Measure. However, none of us, the agents, or any of our respective affiliates has the ability to control the actions of any of these companies or has undertaken any independent review of, or made any due diligence inquiry with respect to, any of these companies, unless (and only to the extent that) the securities of us, the agents, or our respective affiliates are represented by that Market Measure. In addition, unless otherwise set forth in the applicable term sheet, none of us, the agents, or any of our respective affiliates is responsible for the calculation of any index represented by a Market Measure. You should make your own investigation into the Market Measure.

Unless otherwise set forth in the applicable term sheet, none of the Index Publishers, their affiliates, or any companies included in the Market Measure will be involved in any offering of the notes or will have any obligation of any sort with respect to the notes. As a result, none of those companies will have any obligation to take your interests as holders of the notes into consideration for any reason, including taking any corporate actions that might adversely affect the value of the securities represented by the Market Measure or the value of the notes.

Our business activities and those of the agents relating to the companies represented by a Market Measure or the notes may create conflicts of interest with you. We, the agents, and our respective affiliates, at the time of any offering of the notes or in the future, may engage in business with the companies represented by the Market Measure, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors.

In connection with these activities, any of these entities may receive information about those companies that we will not divulge to you or other third parties. We, the agents, and our respective affiliates have published, and in the future may publish, research reports on one or more of these companies. The agents may also publish research reports relating to our or our affiliates’ securities, including the notes. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your notes. Any of these activities may adversely affect the value of the Market Measure and, consequently, the market value of your notes. None of us, the agents, or our respective affiliates makes any representation to any purchasers of the notes regarding any matters whatsoever relating to the issuers of the securities included in a Market Measure. Any prospective purchaser of the notes should undertake an independent investigation of the companies included in the Market Measure to a level that, in its judgment, is appropriate to make an informed decision regarding an investment in the notes. The composition of the Market Measure does not reflect any investment recommendations from us, the agents, or our respective affiliates.

Other Risk Factors Relating to the Applicable Market Measure

The applicable term sheet may set forth additional risk factors as to the Market Measure that you should review prior to purchasing the notes.

USE OF PROCEEDS and hedging

We will use the net proceeds we receive from each sale of the notes for the purposes described in the prospectus supplement under “Use of Proceeds.” In addition, we expect that we or our affiliates may use a portion of the net proceeds to hedge our obligations under the notes.

DESCRIPTION OF THE NOTES

General

Each issue of the notes will be part of a series of medium-term notes entitled “Senior Note Program, Series A” that will be issued under the senior debt indenture, as amended and supplemented from time to time. The senior debt indenture is described more fully in the prospectus and prospectus supplement. The following description of the notes supplements and, to the extent it is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of the Debt Securities We May Offer” in the prospectus. These documents should be read in connection with the applicable term sheet.

The maturity date of the notes and the aggregate principal amount of each issue of the notes will be stated in the term sheet. If the scheduled maturity date is not a business day, we will make the required payment on the next business day, and no interest will accrue as a result of such delay.

We will not pay interest on the notes. The notes do not guarantee the return of principal at maturity. The notes will be payable only in U.S. dollars.

Unless subject to an automatic call and automatically called prior to the maturity date, the notes will mature on the date set forth in the applicable term sheet. Prior to the maturity date, the notes are not redeemable at our option or repayable at the option of any holder. The notes are not subject to any sinking fund. The notes are not subject to the defeasance provisions described in the prospectus under the caption “Description of the Debt Securities We May Offer—Defeasance.”

The notes will be issued only in global form through The Depository Trust Company (“DTC”). We will issue the notes in denominations of whole units. Unless otherwise set forth in the applicable term sheet, each unit will have a principal amount of $10. The CUSIP number for each issue of the notes will be set forth in the applicable term sheet. You may transfer the notes only in whole units.

Payment at Maturity

If the notes are not subject to an automatic call or if the notes are subject to an automatic call but are not called, then at maturity, subject to our credit risk as issuer of the notes, you will receive a Redemption Amount, denominated in U.S. dollars. The “Redemption Amount” will be calculated as follows:

•	If the Ending Value is greater than the Step Up Value, then the Redemption Amount will equal:

If specified in the applicable term sheet, at maturity, your notes may provide a leveraged return if the Ending Value is greater than the Step Up Value. In this case, a Participation Rate will be specified in the term sheet.

•	If the Ending Value is greater than or equal to the Starting Value but is equal to or less than the Step Up Value, then the Redemption Amount will equal:

Principal Amount + Step Up Payment

•	If the Ending Value is less than the Starting Value, but is greater than or equal to the Threshold Value, then the Redemption Amount will equal the principal amount.
•	If the Ending Value is less than the Threshold Value, then the Redemption Amount will equal:

The Redemption Amount will not be less than zero.

The “Step Up Value” will be a value of the Market Measure that is a specified percentage (over 100%) of the Starting Value, as set forth in the applicable term sheet.

The “Step Up Payment” will be a dollar amount that will be equal to a percentage of the principal amount. This percentage will equal the percentage by which the Step Up Value is greater than the Starting Value. The Step Up Payment will be determined on the pricing date and set forth in the applicable term sheet.

The “Threshold Value” will be a value of the Market Measure that equals a specified percentage of the Starting Value, which will be less than or equal to 100%. The Threshold Value will be determined on the pricing date and set forth in the term sheet. If the Threshold Value is equal to 100% of the Starting Value, then the Redemption Amount for the notes will be less than the principal amount if there is any decrease in the value of the Market Measure from the Starting Value to the Ending Value, and you may lose all of your investment in the notes.

The “Participation Rate”, if applicable, is the rate at which investors participate in any increase in the value of the Market Measure if the Ending Value is greater than the Step Up Value.

Each term sheet will provide examples of Redemption Amounts based on a range of hypothetical Ending Values.

The term sheet will set forth information as to the specific Market Measure, including information as to the historical values of the Market Measure. However, historical values of the Market Measure are not indicative of its future performance or the performance of your notes.

An investment in the notes does not entitle you to any ownership interest, including any voting rights, dividends paid, or other distributions made, in the securities of any of the companies included in a Market Measure.

Automatic Call

If specified in the applicable term sheet, the notes may be subject to an automatic call. In that case, the notes will be called, in whole but not in part, if the Observation Level of the Market Measure on any Observation Date is greater than or equal to the Call Level set forth in the applicable term sheet.

The “Call Level” will be a value of the Market Measure that equals a specified percentage of the Starting Value.

The “Observation Dates” will be set forth in the applicable term sheet, subject to postponement in the event of Market Disruption Events. The final Observation Date will be prior to the calculation day.

If the notes are automatically called on an Observation Date, for each unit of the notes that you own, we will pay you the Call Amount applicable to that Observation Date. The “Call Amount” will be equal to the principal amount plus the applicable Call Premium. The “Call Premium” will be a percentage of the principal amount.

The Observation Dates and the related Call Amounts and Call Premiums will be specified in the applicable term sheet.

If the notes are automatically called on an Observation Date, we will redeem the notes and pay the applicable Call Amount on the applicable Call Settlement Date. Each “Call Settlement Date” will occur on approximately the fifth business day after the applicable Observation Date, subject to postponement as described below.

If a scheduled Observation Date is determined by the calculation agent not to be a Market Measure Business Day (as defined below) by reason of an extraordinary event, occurrence, declaration, or otherwise, or if there is a Market Disruption Event on that day, the applicable Observation Date will be the immediately succeeding Market Measure Business Day during which no Market Disruption Event occurs or is continuing; provided that the Observation Level will not be determined on a date later than the fifth scheduled Market Measure Business Day after the scheduled Observation Date, and if that fifth day is not a Market Measure Business Day, or if there is a Market Disruption Event on that date, the calculation agent will determine (or, if not determinable, estimate) the Observation Level in a manner which the calculation agent considers commercially reasonable under the circumstances on that fifth scheduled Market Measure Business Day.

If, due to a Market Disruption Event or otherwise, a scheduled Observation Date is postponed, the relevant Call Settlement Date will be postponed to approximately the fifth business day following the Observation Date as postponed, unless otherwise specified in the applicable term sheet.

Unless otherwise specified in the term sheet, a “business day” means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.

The Starting Value, the Observation Level and the Ending Value

Starting Value

Unless otherwise specified in the term sheet, the “Starting Value” will equal the closing level of the Market Measure on the pricing date.

Observation Level

The “Observation Level” will equal the closing level of the Market Measure on the applicable Observation Date.

Ending Value

The “Ending Value” will equal the closing level of the Market Measure on the calculation day.

The “calculation day” means a Market Measure Business Day shortly before the maturity date, on which a Market Disruption Event has not occurred. The calculation day will be set forth in the term sheet.

Unless otherwise specified in the applicable term sheet, a “Market Measure Business Day” means a day on which (1) the New York Stock Exchange (the “NYSE”) and The NASDAQ Stock Market, or their successors, are open for trading and (2) the Market Measure or any successor is calculated and published.

If the scheduled calculation day is determined by the calculation agent not to be a Market Measure Business Day by reason of an extraordinary event, occurrence, declaration, or otherwise, or if there is a Market Disruption Event on that day, the calculation day will be the immediately succeeding Market Measure Business Day during which no Market Disruption Event occurs or is continuing; provided that the Ending Value will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on a date no later than the second scheduled Market Measure Business Day prior to the maturity date, regardless of the occurrence of a Market Disruption Event on that day.

If the Market Measure consists of a Basket, the Starting Value, each Observation Level, if applicable, and the Ending Value of the Basket will be determined as described in “—Basket Market Measures.”

Market Disruption Events

For an index, a “Market Disruption Event” means any of the following events, as determined by the calculation agent in its sole discretion:

(A)	the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where the securities included in an index trade (without taking into account any extended or after-hours trading session), in 20% or more of the securities which then compose the index or any successor index; and
(B)	the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the index (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;
(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the index, or any successor index, will not constitute a Market

Disruption Event;
(3)	a suspension in trading in a futures or options contract on the index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the index;
(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and
(5)	if applicable to indices with component securities listed on the NYSE, for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self-regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material.”

Adjustments to an Index

After the applicable pricing date, an Index Publisher may make a material change in the method of calculating an index or in another way that changes the index such that it does not, in the opinion of the calculation agent, fairly represent the level of the index had those changes or modifications not been made. In this case, the calculation agent will, at the close of business in New York, New York, on each date that the closing level is to be calculated, make adjustments to the index. Those adjustments will be made in good faith as necessary to arrive at a calculation of a level of the index as if those changes or modifications had not been made, and calculate the closing level of the index, as so adjusted.

Discontinuance of an Index

After the pricing date, an Index Publisher may discontinue publication of an index to which an issue of the notes is linked. The Index Publisher or another entity may then publish a substitute index that the calculation agent determines, in its sole discretion, to be comparable to the original index (a “successor index”). If this occurs, the calculation agent will substitute the successor index as calculated by the relevant Index Publisher or any other entity and calculate each Observation Level, if applicable, and/or the Ending Value as described under “—The Starting Value, the Observation Level and the Ending Value” or “—Basket Market Measure,” as applicable. If the calculation agent selects a successor index, the calculation agent will give written notice of the selection to the trustee, to us and to the holders of the notes.

If an Index Publisher discontinues publication of the index before the calculation day and the calculation agent does not select a successor index, then on the day that would otherwise be the calculation day, or if applicable, an Observation Date, until the earlier to occur of:

•	the occurrence of an automatic call, if applicable;
•	the determination of the Ending Value; or
•	a determination by the calculation agent that a successor index is available,

the calculation agent will compute a substitute level for the index in accordance with the procedures last used to calculate the index before any discontinuance. The calculation agent will make available to holders of the notes information regarding those levels by means of

Bloomberg L.P., Thomson Reuters, a website, or any other means selected by the calculation agent in its reasonable discretion.

If a successor index is selected or the calculation agent calculates a level as a substitute for an index, the successor index or level will be used as a substitute for all purposes, including for the purpose of determining whether a Market Disruption Event exists.

Notwithstanding these alternative arrangements, any modification or discontinuance of the publication of any index to which your notes are linked may adversely affect trading in the notes.

Basket Market Measures

If the Market Measure to which your notes are linked is a Basket, the Basket Components and if necessary, the definition of Market Measure Business Day will be set forth in the term sheet. We will assign each Basket Component a weighting (the “Initial Component Weight”) so that each Basket Component represents a percentage of the Starting Value of the Basket on the pricing date. We may assign the Basket Components equal Initial Component Weights, or we may assign the Basket Components unequal Initial Component Weights. The Initial Component Weight for each Basket Component will be stated in the term sheet.

Determination of the Component Ratio for Each Basket Component

The “Starting Value” of the Basket will be equal to 100. We will set a fixed factor (the “Component Ratio”) for each Basket Component on the pricing date, based upon the weighting of that Basket Component. The Component Ratio for each Basket Component will equal:

•	the Initial Component Weight (expressed as a percentage) for that Basket Component, multiplied by 100; divided by
•	the closing level of that Basket Component on the pricing date.

Each Component Ratio will be rounded to eight decimal places.

The Component Ratios will be calculated in this way so that the Starting Value of the Basket will equal 100 on the pricing date. The Component Ratios will not be revised subsequent to their determination on the pricing date, except that the calculation agent may in its good faith judgment adjust the Component Ratio of any Basket Component in the event that Basket Component is materially changed or modified in a manner that does not, in the opinion of the calculation agent, fairly represent the value of that Basket Component had those material changes or modifications not been made.

The following table is for illustration purposes only, and does not reflect the actual composition, Initial Component Weights, or Component Ratios, which will be set forth in the term sheet.

Example: The hypothetical Basket Components are Index ABC, Index XYZ, and Index RST, with their Initial Component Weights being 50.00%, 25.00% and 25.00%, respectively, on a hypothetical pricing date:

Basket Component	Initial Component Weight	Hypothetical Closing Level(1)	Hypothetical Component Ratio(2)	Initial Basket Value Contribution
Index ABC	50.00%	500.00	0.10000000	50.00
Index XYZ	25.00%	2,420.00	0.01033058	25.00
Index RST	25.00%	1,014.00	0.02465483	25.00
Starting Value				100.00

(1)	This column sets forth the hypothetical closing level of each Basket Component on the hypothetical pricing date.
(2)	The hypothetical Component Ratio for each Basket Component equals its Initial Component Weight (expressed as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on the hypothetical pricing date, with the result rounded to eight decimal places.

Unless otherwise stated in the term sheet, if a Market Disruption Event occurs on the pricing date as to any Basket Component, the calculation agent will establish the closing level of that Basket Component (the “Basket Component Closing Level”), and thus its Component Ratio, based on the closing level of that Basket Component on the first Market Measure Business Day following the pricing date on which no Market Disruption Event occurs for that Basket Component. In the event that a Market Disruption Event occurs for that Basket Component on the pricing date and on each day to and including the second scheduled Market Measure Business Day following the pricing date, the calculation agent (not later than the close of business in New York, New York on the second scheduled Market Measure Business Day following the pricing date) will estimate the Basket Component Closing Level, and thus the applicable Component Ratio, in a manner that the calculation agent considers commercially reasonable. The final term sheet will provide the Basket Component Closing Level, a brief statement of the facts relating to the establishment of the Basket Component Closing Level (including the applicable Market Disruption Event(s)), and the applicable Component Ratio.

For purposes of determining whether a Market Disruption Event has occurred as to any Basket Component, “Market Disruption Event” will have the meaning stated above in “—Market Disruption Events.”

Observation Level or Ending Value of the Basket

The calculation agent will calculate the value of the Basket by summing the products of the Basket Component Closing Level on the relevant Market Measure Business Day and the Component Ratio for each Basket Component. The value of the Basket will vary based on the increase or decrease in the level of each Basket Component. Any increase in the level of a Basket Component (assuming no change in the level of the other Basket Component or Basket

Components) will result in an increase in the value of the Basket. Conversely, any decrease in the level of a Basket Component (assuming no change in the level of the other Basket Component or Basket Components) will result in a decrease in the value of the Basket.

The “Observation Level” of the Basket, if applicable, will be the value of the Basket on the relevant Observation Date.

The “Ending Value” of the Basket will be the value of the Basket on the calculation day.

Unless otherwise specified in the term sheet, if, for any Basket Component (an “Affected Basket Component”), (i) a Market Disruption Event occurs on the scheduled calculation day, or if applicable, on an Observation Date, or (ii) any such date is determined by the calculation agent not to be a Market Measure Business Day by reason of an extraordinary event, occurrence, declaration, or otherwise (any such day in either (i) or (ii) being a “non-calculation day”), the calculation agent will determine the closing levels of the Basket Components for such non-calculation day, and as a result, the Ending Value or the relevant Observation Level, if applicable, as follows:

•	The closing level of each Basket Component that is not an Affected Basket Component will be its closing level on such non-calculation day.
•	The closing level of each Basket Component that is an Affected Basket Component for the applicable non-calculation day will be determined in the same manner as described in the seventh paragraph of subsection “—Automatic Call” or the fourth paragraph of subsection“—The Starting Value, the Observation Level and the Ending Value—Ending Value,” as applicable.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes as described in this product prospectus supplement, including determinations regarding the Starting Value, the Step Up Value, the Threshold Value, the Ending Value, the Redemption Amount, any Market Disruption Events, a successor index, Market Measure Business Days, business days, the calculation day, non-calculation days, calculations related to the discontinuance of any index, and if applicable, the Call Level, the Observation Level of the Market Measure on each Observation Date, and whether the notes will be automatically called. Absent manifest error, all determinations of the calculation agent will be conclusive for all purposes and final and binding on you and us, without any liability on the part of the calculation agent.

We expect to appoint MLPF&S or one of its affiliates as the calculation agent for each issue of the notes. However, we may change the calculation agent at any time without notifying you. The identity of the calculation agent will be set forth in the applicable term sheet.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will pay the amount payable on the notes in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

Events of default are defined in the senior debt indenture. Subject to the below paragraph, if such an event occurs and is continuing, unless otherwise stated in the term sheet, the amount payable to a holder of the notes upon any acceleration permitted under the senior debt indenture will be equal to the payment described under the caption “—Payment at Maturity,” determined as if the date of acceleration were the maturity date of the notes and as if the calculation day were five Market Measure Business Days prior to the date of acceleration.

If the notes are subject to an automatic call, and an event of default occurs on or prior to the final Observation Date (i.e., not during the period from the final Observation Date to the original maturity date of the notes), then the payment on the notes will be determined as described under the caption “—Automatic Call,” as if the next scheduled Observation Date were five Market Measure Business Days prior to the date of acceleration; provided that the applicable Observation Level as of that date is greater than or equal to the Call Level. In such a case, the calculation agent shall pro-rate the applicable Call Premium and Call Amount according to the period of time elapsed between the settlement date of the notes and the date of acceleration. For the avoidance of doubt, if the Observation Level of the Market Measure as of that date is less than the Call Level, the payment on the notes will be calculated as set forth in the prior paragraph.

If a bankruptcy proceeding is commenced in respect of us, your claim may be limited under applicable bankruptcy law. In case of a default in payment of the notes, whether at their maturity or upon acceleration, they will not bear a default interest rate. For additional discussion of these matters, please see the discussion in the prospectus under the headings “Description of the Debt Securities We May Offer—Modification and Waiver of the Debt Securities” beginning on page 19 and “—Events of Default” beginning on page 21.

Listing

Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange or quotation system.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S and one or more of its affiliates may act as our agents for any offering of the notes. The agents may act on either a principal basis or an agency basis, as set forth in the applicable term sheet. Each agent will be a party to the distribution agreement described in the “Supplemental Plan of Distribution” on page S-25 of the accompanying prospectus supplement.

Each agent will receive an underwriting discount that is a percentage of the aggregate principal amount of the notes sold through its efforts, which will be set forth in the applicable term sheet. You must have an account with the applicable agent in order to purchase the notes.

None of the agents is acting as your fiduciary or advisor solely as a result of the making of any offering of the notes, and you should not rely upon this product prospectus supplement, the term sheet, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase any notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

MLPF&S and its affiliates may use this product prospectus supplement, the prospectus supplement, and the prospectus, together with the applicable term sheet, in market-making transactions for any notes after their initial sale solely for the purpose of providing investors with the description of the terms of the notes that were made available to investors in connection with the initial distribution of the notes. Secondary market investors should not, and will not be authorized to rely on these documents for information regarding the Bank or for any purpose other than that described in the immediately preceding sentence.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), MLPF&S has represented and agreed, and each further dealer appointed under the program will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a)	if an offer of those notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a “Non-exempt Offer”), following the date of publication of a prospectus in relation to such notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final offering document contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or final offering document, as applicable, and the issuer has consented in writing to its use for the purpose of that Non-exempt Offer;
(b)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c)	at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or
(d)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the notes referred to in (b) to (d) above shall require the issuer or any dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the notes to the public”, in relation to any notes in any Relevant Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

MLPF&S has represented and agreed that:

(a)	in relation to any notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage, or dispose of investments (as principal or as agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the issuer;
(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and
(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

SUpplemental discussion of Canadian FEDERAL INCOME tax consequences

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, the notes, including entitlement to all payments thereunder, pursuant to the initial offering by the Bank made in connection with the original issuance of the notes and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada, deals at arm’s length with the Bank and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes, does not use or hold the notes in a business carried on in Canada, and is not a “specified non-resident shareholder” of the Bank for purposes of the Act or a non-resident person not dealing at arm’s length with a “specified shareholder” (as defined in subsection 18(5) of the Act) of the Bank (a ‘‘Non-Resident Holder’’). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Act and an understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurances can be given that the Proposals will be enacted as proposed, or at all. This summary does not otherwise take into account any changes in law or administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Bank does not deal at arm’s length, within the meaning of the Act.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors with regard to their own particular circumstances.

Interest paid or credited or deemed for purposes of the Act to be paid or credited on a note (including any amount paid at maturity in excess of the principal amount and interest deemed to be paid on the note in certain cases involving the assignment, deemed assignment or other transfer of a note to the Bank or any other resident or deemed resident of Canada) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax unless any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation (“Participating Debt Interest”) subject to certain exceptions. Unless otherwise specified in the relevant term sheet, no portion of the interest paid or credited or deemed to be paid or credited on a note will be Participating Debt Interest. Any conclusion that interest paid or credited or deemed to be paid or credited on a note will not be Participating Debt Interest will be based in part on the published administrative position of the CRA.

No other Canadian federal taxes on income or gains will be payable by a Non-Resident Holder on interest or principal, or on proceeds received by a Non-Resident Holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general description of certain U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this product prospectus supplement and is subject to any change in law that may take effect after such date. For additional information, see "Certain Income Tax Consequences" in the prospectus supplement and "United States Taxation" in the prospectus.

Supplemental U.S. Tax Considerations

U.S. Holders

The following section supplements the discussion of U.S. federal income taxation in the prospectus supplement and the prospectus with respect to U.S. holders (as defined in the prospectus) that purchase their notes in an initial offering. Except for the discussion under “Foreign Account Tax Compliance Act” (which applies in respect of all holders) and as otherwise noted under “Non-U.S. Holders” below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the prospectus supplement or the prospectus.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Although there is no statutory, judicial or administrative authority directly addressing the characterization of the notes, in the opinion of our special tax counsel, Allen & Overy LLP, it would be reasonable to treat a note with terms described in this product prospectus supplement as a pre-paid cash-settled derivative contract in respect of the Market Measure or Basket for U.S. federal income tax purposes, and the terms of the notes may require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in notes.

If the notes are treated as pre-paid cash settled derivative contracts, subject to the discussion below concerning the potential application of the “constructive ownership” rules, a U.S. holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the notes. In general, a U.S. holder’s tax basis in the notes will be equal to the price the holder paid for the notes. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. The holding period for the notes of a U.S. holder who acquires the notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the notes. If the notes are held by the same U.S. holder until maturity, that holder’s holding period will generally include the maturity date. It is possible that the Internal Revenue Service could assert that a U.S. holder’s holding period in respect of the notes should end on the date on which the amount the holder is entitled to receive upon the maturity of the notes is determined, even though the holder will not receive any amounts from us in respect of the notes prior to the maturity of the notes. In such case, a U.S. holder may be treated as having a holding period in respect of the notes that is one year or less even if the holder receives cash upon maturity of the notes at a time that is more than one year after the beginning of its holding period.

Alternative Treatments.

Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it may be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument. If the notes have a term that exceeds one year, such a debt instrument may be subject to the special tax rules governing contingent payment debt instruments as discussed under “Alternative Treatments—Contingent Payment Debt Instruments” below. If the notes have a term of one year or less, the rules applicable to short-term debt securities described in “United States Taxation—Original Issue Discount—Short-Term Debt Securities” in the prospectus may apply.

If the Market Measure is, or a Basket includes, an index that periodically rebalances, it is possible that the notes could be treated as a series of derivative contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a holder would be treated as disposing of the notes on each rebalancing date in return for new derivative contracts that mature on the next rebalancing date, and a holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the U.S. Internal Revenue Code of 1986 (the "Code") might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Unless stated otherwise in the relevant term sheet, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this product prospectus supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Contingent Payment Debt Instruments. If as an alternative treatment the notes are subject to the special rules applicable to contingent payment debt instruments, the amount of interest U.S. holders are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing “original issue discount” or OID (see “United States Taxation—Original Issue Discount” in the prospectus) on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. A projected payment schedule with respect to a note generally will consist of a projection for tax purposes of the payment due at maturity which would produce a yield to maturity on that note equal to the comparable yield. These rules could possibly have the effect of requiring U.S. holders to include amounts in income in respect of the notes prior to receipt of cash attributable to that income. Original issue discount accrued with respect to the notes should be income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a U.S. holder.

The amount of interest that a U.S. holder will be required to include in income during each accrual period for the notes will equal the product of the adjusted issue price for the notes at the beginning of the accrual period and the comparable yield for the notes for such period. The adjusted issue price of the notes will equal the original offering price for the notes plus any interest that has accrued on the notes (under the rules governing contingent payment debt instruments).

Information on how to obtain the comparable yield and projected payment schedule for a particular note will be provided upon reasonable request. A holder is required to use this comparable yield and projected payment schedule in determining its interest accruals in respect of a note treated as a contingent payment debt instrument unless the holder timely discloses and justifies on its federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes. Any Form 1099-OID will be based on such comparable yield and projected payment schedule. In addition to accruing interest income in accordance with the comparable yield, a U.S. holder will be required to make adjustments (as described below) if the actual amounts that holder receives in any taxable year differs from the projected payment schedule.

If at maturity a U.S. holder receives a payment with respect to the notes that exceeds the projected payment at maturity, that holder will incur a “net positive adjustment” under applicable Treasury regulations equal to the amount of such excess. A U.S. holder will treat a net positive adjustment as additional interest income in the year of maturity.

If at maturity a U.S. holder receives a payment with respect to the notes that is less than the projected payment at maturity, that holder will incur a “net negative adjustment” under applicable Treasury regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce interest income on the notes for that taxable year, and (b), to the extent of any excess after the application of clause (a), reduce the amount realized on a sale, redemption or maturity of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

If the notes are purchased for an amount that differs from the notes’ adjusted issue price at the time of the purchase, a U.S. holder must determine the extent to which the difference between the price paid for the notes and the notes’ adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

If the notes are purchased for an amount that is less than the adjusted issue price of the notes, U.S. holders must (i) make positive adjustments increasing the amount of interest that would otherwise accrue and be included in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph, and (ii) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of loss) that would otherwise be recognized upon the receipt of the payment due at maturity to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If the notes are purchased for an amount that is greater than the adjusted issue price of the notes, U.S. holders must (i) make negative adjustments decreasing the amount of interest that would otherwise accrue and be included in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph, and (ii) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of loss) that would otherwise be recognized upon the receipt of the payment due at maturity to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that a U.S. holder may receive will not reflect the effects of any positive or negative adjustments, U.S. holders are urged to consult with their tax advisors as to whether and how the adjustments described in the preceding paragraph should be made to the amounts reported on any Form 1099-OID.

U.S. holders will recognize gain or loss on the sale, redemption or maturity of the notes in an amount equal to the difference, if any, between the amount of cash received at that time and their adjusted basis in the notes. In general, a U.S. holder’s adjusted basis in the notes will equal the amount the holder paid for the notes, increased by the amount of interest that was previously accrued with respect to the notes (in accordance with the comparable yield for the notes, but disregarding any adjustments made if the actual payments differ from the projected payments), and increased or decreased by the amount of any positive or negative adjustment, if any, that is made with respect to the notes under the rules set forth above with respect to secondary purchasers.

Any gain that may be recognized on the sale, redemption or maturity of the notes treated as contingent payment debt instruments will generally be ordinary interest income. Any loss that may be recognized upon the sale, redemption or maturity of such notes will generally be ordinary loss to the extent the interest included as income in the current or previous taxable years in respect of the notes exceeded the total net negative adjustments that the holder took into account as ordinary loss, and thereafter will be capital loss. If the notes are held until maturity and the payment at maturity is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent the interest that the holder previously accrued as income in respect of the notes exceeded the total net negative adjustments that the holder took into account as ordinary loss, and thereafter will be capital loss. The deductibility of capital losses is subject to limitations.

Additional Information for U.S. Holders

U.S. holders should also review the discussion in “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Information Reporting and Backup Withholding” under “United States Taxation” in the prospectus.

Non-U.S. Holders

The following discussion applies to non-U.S. holders of the notes. A non-U.S. holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii), if the holder is a non-resident alien individual, such holder is not present in the United States for 183 days or more during the taxable year of the sale or maturity of the notes. In the case of clause (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

Section 871(m) Withholding. Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to U.S. withholding tax unless reduced by any applicable tax treaty. A “dividend equivalent” payment is generally defined as (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the Internal Revenue Service to be substantially similar to a payment described in the preceding clauses (i) and (ii). Recently published final Treasury regulations issued under Section 871(m) (the “Section 871(m) Regulations”) will, when effective, require withholding on certain non-U.S. holders of the notes with respect to amounts treated as attributable to dividends from certain U.S. securities. Under the Section 871(m) Regulations, only a note that has an expected economic return sufficiently similar to that of the underlying U.S. security, as determined on the note's issue date based on tests set forth in the Section 871(m) Regulations, will be subject to the Section 871(m) withholding regime (making such note a “Specified Note”). The Section 871(m) Regulations provide certain exceptions to this withholding requirement, in particular for instruments linked to certain broad-based indices.

Withholding in respect of dividend equivalents will generally be required when cash payments are made on a Specified Note or upon the date of maturity, lapse or other disposition by the non-U.S. holder of the Specified Note. If the underlying U.S. security or securities are expected to pay dividends during the term of the Specified Note, withholding generally will still be required even if the Specified Note does not provide for payments explicitly linked to dividends. If the Bank or any withholding agent determines that withholding is required, neither the Bank nor any withholding agent will be required to pay any additional amounts with respect to amounts so withheld.

The Section 871(m) Regulations generally apply to Specified Notes issued beginning in 2017. If the terms of a note are subject to a "significant modification" such that the note is treated as retired and reissued, it could lose its

"grandfathered" status and might become a Specified Note based on economic conditions in effect at that time.

Upon the issuance of a series of notes, the Bank will state in the relevant term sheet if it has determined that they are Specified Notes, in which case a non-U.S. holder of the notes should expect to be subject to withholding in respect of any dividend-paying U.S. securities underlying those notes. The Bank's determination is binding on non-U.S. holders of the notes, but it is not binding on the IRS. The Section 871(m) Regulations require complex calculations to be made with respect to notes linked to U.S. securities and their application to a specific issue of notes may be uncertain. Prospective non-U.S. holders of the notes should consult their own tax advisors regarding the possible application of Section 871(m) of the Code to an investment in the notes.

U.S. Federal Estate Tax. Under current law, the notes should generally not be includible in the estate of a non-U.S. holder. Prospective purchasers should consult their own tax advisors with regard to their own particular circumstances.

Foreign Account Tax Compliance Act Withholding

Sections 1471 through 1474 of the Code ("FATCA") impose a new reporting regime and potentially a 30% withholding tax with respect to certain payments to any non-U.S. financial institution (a "foreign financial institution", or "FFI" (as defined by FATCA)) that does not become a "Participating FFI" by entering into an agreement with the U.S. Internal Revenue Service ("IRS") to provide the IRS with certain information in respect of its account holders and investors or is not otherwise exempt from or in deemed compliance with FATCA. The Bank is classified as an FFI.

The new withholding regime is currently in effect for payments from sources within the United States and will apply to "foreign passthru payments" (a term not yet defined) no earlier than 1 January 2019. This withholding would potentially apply to payments in respect of (i) any notes characterized as debt (or which are not otherwise characterized as equity and have a fixed term) for U.S. federal tax purposes that are executed or materially modified after the "grandfathering date", which (A) with respect to the notes that give rise solely to foreign passthru payments, is the date that is six months after the date on which final U.S. Treasury regulations defining the term foreign passthru payment are filed with the Federal Register and (B) with respect to the notes that give rise to a dividend equivalent pursuant to Section 871(m) of the Code, is July 1, 2017, and (ii) any notes characterized as equity or which do not have a fixed term for U.S. federal tax purposes, whenever issued. If the notes are issued on or before the grandfathering date, and additional notes of the same series are issued on or after that date, the additional notes may not be treated as grandfathered, which may have negative consequences for the existing notes, including a negative impact on market price.

The United States and a number of other jurisdictions have entered into intergovernmental agreements to facilitate the implementation of FATCA (each, an "IGA"). Pursuant to FATCA and the "Model 1" and "Model 2" IGAs released by the United States, an FFI in an IGA signatory country could be treated as a "Reporting FI" not subject to withholding under FATCA on any payments it receives. Further, an FFI in an IGA jurisdiction would generally not be required to withhold under FATCA or an IGA (or any law implementing an IGA) (any such withholding being "FATCA Withholding") from payments it makes. Under each Model IGA, a Reporting FI would still be required to report certain information in respect of its account holders and investors to its home government or to the IRS. The United States and Canada have entered into an agreement (the "US-Canada IGA") based largely on the Model 1 IGA.

If the Bank is treated as a Reporting FI pursuant to the US-Canada IGA it does not anticipate that it will be obliged to deduct any FATCA Withholding on payments it makes. There can be no assurance, however, that the Bank will be treated as a Reporting FI, or that it would in the future not be required to deduct FATCA Withholding from payments it makes. Accordingly, the Bank and financial institutions through which payments on the notes are made may be required to withhold FATCA Withholding if any FFI through or to which payment on such notes is made is not a Participating FFI, a Reporting FI, or otherwise exempt from or in deemed compliance with FATCA.

Whilst the notes are in global form and held within the clearing systems, it is expected that FATCA will not affect the amount of any payments made under, or in respect of, the notes by the Bank or any paying agent, given that each of the entities in the payment chain between the Bank and the clearing systems is a major financial institution whose business is dependent on compliance with FATCA and that any alternative approach introduced under an IGA will be unlikely to affect the notes.

FATCA is particularly complex and its application is uncertain at this time. The above description is based in part on proposed regulations, official guidance and the US-Canada IGA, all of which are subject to change. You should consult your own tax advisors on how these rules may apply to payments you receive under the notes.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we, the agents, and certain of our respective subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or any plan subject to similar laws or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code or similar laws.

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the notes, (y) none of us, MLPF&S, or any other agent directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser, that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, MLPF&S, or any of our respective affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any similar laws) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.